

April 24, 2012

Via E-Mail
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

> **Re: Greenwind NRG Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2012**
> **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please note that prior comment 1 sought disclosure on the prospectus cover of the specific date that the offering will end. You included the disclosure on the registration statement facing page – not the prospectus cover. The prospectus cover is the page that includes the information required by Regulation S-K Item 501(b), and appears after the registration statement facing page. Please revise accordingly.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Commence Operations, page 5</u>

3.   Please expand your response to prior comment 3 to tell us the basis for your statement that the exhibit is a price list rather than a contract to sell you three kits given the statements in the exhibit that the seller and buyer "have agreed to conclude the following transaction on terms and conditions as specified below" and that you must provide payment within one week after you signed the agreement. The exhibit that you filed includes no mention of giving you a right to purchase additional products at the stated prices. If you do not clearly have an on-going relationship with the supplier, please provide the disclosure requested by prior comment 3.

<u>Much of the prospectus has been drafted by a director and officer of the company, page 10</u>

4.   Please clarify why the document having been drafted by your director and officer creates "a risk of inaccurate information." For example, does this individual not have access to accurate information?

<u>If we do not file a registration statement, page 12</u>

5.   Please update your disclosure regarding 500 shareholders to reflect Title V of the Jumpstart our Business Startups Act. Please also disclose the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

Our security holders may face significant restrictions, page 13

6.   We note your response to the last sentence of prior comment 6; however, that comment sought disclosure in your document. Please provide the requested disclosure.

Dilution of the price you pay for your shares, page 16

7.   Please refer to prior comments 8 and 9. We note the revisions made to your calculation of dilution for the updated interim financial information for the period ended January 31, 2012. However, we noted several items on pages 16 and 17 that are no longer mathematically accurate or do not reflect the updated financial information, including increase in the tangible book value per share for existing stockholders of $.0037 per share if 100% of the stock is sold; the tangible book value of $50,030, the increase in tangible book value to existing stockholders of $.0022 per share and the 37.7% share ownership if 50% of the stock is sold. Please revise the filing and your calculation of dilution as appropriate to update these calculations and ensure their mathematical accuracy.

Plan of Distribution; Terms of the Offering, page 17

8.   From your response to prior comment 11 and your disclosure in the first paragraph on page 19, it appears that the board has not approved the issuance of the shares. Please tell us why you believe it is appropriate for a registration statement to be declared effective when such effectiveness will permit you to sell shares at a time that your board has not authorized the sale.

9.   Your disclosure in the first paragraph on page 19 regarding investors having rights when the board authorizes the issuance of the shares appears to conflict with your statement in the fifth paragraph on page 99.1 that the closing is at your discretion. Please reconcile. Also, by the discretion mentioned in the fifth paragraph of exhibit 99.1, you appear to be reserving the right to retain investors' money for an indefinite and unlimited period of time without giving them rights as shareholders. Please tell us why you do not disclose prominently the reservation of that right in your prospectus or the related risks to investors.

General Overhead, page 23

10.   Please balance your disclosure added in response to prior comment 12 to describe the maintenance and repair fees mentioned at the bottom of page 5 of your letter to us dated February 15, 2012.

Results of Operations, page 24

11.   Please update the disclosure in this section for the quarter ended January 31, 2012. Also, update the disclosure in the section entitled "Liquidity and Capital Resources." We note the disclosure on page 24 of your total assets and liabilities as of October 31, 2011.

Business, page 25

12.   It does not appear that you provided the disclosure requested in the first sentence of prior comment 14. Please disclose and describe the November 2, 2010 change in control.

Market, page 26

13.   We note that you included an internet address in this section in response to prior comment 15. Please refer to footnote 41 and the related text in Release 33-7586 (April 28, 2000) regarding your obligations when including internet addresses in your document. Refer to comment 22 in our letter to you dated January 19, 2012.

Management, page 28

14.   Given the last sentence of your response to prior comment 14, Mr. Flynn should be included in your compensation tables and in your beneficial ownership table. See Regulation S-K Item 402(m)(2)(i) and Item 403(b).

Rule 144, page 33

15.   Your disclosure in response to prior comment 19 suggests that you might be a shell company in the future but are not a shell company now. Please provide us your analysis of why you believe you are not currently an issuer defined in Rule 144(i)(1). If you are such an issuer, please revise your disclosure regarding Rule 144(i) being applicable only in the future, and clarify when your outstanding shares can be sold in reliance on Rule 144 reflecting the effect Rule 144(i).

Exhibit 5.1

16.   We note your revisions in response to prior comment 11. Please tell us what counsel means by the statement that shares will be "accepted" by the company.

Exhibit 99.1

17.   Your response to prior comment 23 that the representations, warranties and acknowledgements "protect the company" suggests that you believe that those provisions provide you a defense against a claim. However, you have not clarified how those

provisions would protect the company given Section 14 of the Securities Act. It is not appropriate to suggest in your subscription agreement through representations, warranties, acknowledgements or similar provisions that investors have provided a waiver contrary to Section 14. Please revise your document accordingly or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.